July 26, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel
Bernard Nolan, Attorney-Adviser Ji Shin, Attorney-Advisor

Re:	Net Element, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 12, 2017
File No. 001-34887

Dear Ms. Mills-Apenteng, Mr. Nolan and Ms. Shin:

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of July 20, 2017 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the "Filing").

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Proposal 2: “Approval of Amendment to the Company’s . . . ,” page 17

1.	You state on page 20 that the number of shares reserved for issuance will be reduced proportionately. However, in the table on page 21, the number of shares reserved for issuance under “After Reverse Stock Split Assuming Certain Ratios” does not appear to have been reduced according to the various reverse stock split scenarios. Please revise or advise. Further, if not already disclosed, include the estimated number of shares issuable under the Purchase Agreement with Cobblestone Partners, LLC in the “Number of Shares Reserved for Issuance” row. Also include a brief discussion of each purpose underlying the shares reserved for issuance.

Response

In Proposal 2: “Approval of Amendment to the Company’s . . . ,” starting on page 17 of the Filing, the table on page 21 of the Filing was revised to:

(i) update the number of shares reserved for issuance;

(ii) reduce the number of shares reserved for issuance according to the various reverse stock split scenarios;

(iii) add disclosure of estimated/reserved number of shares issuable under the Purchase Agreement with Cobblestone Partners, LLC in the “Number of Shares Reserved for Issuance” row; and

(iv) include a brief discussion of each purpose underlying the shares reserved for issuance.

See table on page 21 of the Filing and Note 1 and 2 to such table.

Proposal 5: “Approval of the Issuance Pursuant to the Stock Purchase . . . ,” page 33

2.	Please disclose the number of shares that you reasonably expect to issue under the Purchase Agreement with Cobblestone Partners, LLC based on recent closing bid prices.

Response

In Proposal 5: “Approval of the Issuance Pursuant to the Stock Purchase . . . ,” starting on page 33 of the Filing, a disclosure of reasonably estimated number of shares expected to be issued under the Purchase Agreement with Cobblestone Partners, LLC based on recent closing bid prices was added as a second full paragraph on page 35 of the Filing.

Also please note that the Company’s board of directors determined to add an additional proposal to the Filing: submission to the shareholders’ ratification the selection of the Company’s independent registered public accounting firm for the year ending December 31, 2017. See such new Proposal 7 starting on page 37 of the Filing.

If you have any additional questions or comments, please feel free to contact me directly at 305-588-0122 or Serge Pavluk of Snell & Wilmer L.L.P. at 714-427-7442.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.